UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934
       For the Initial Period Ended December 31, 2007 (April 1, 2007 through December 31, 2007)

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from ___________ to ___________


       Commission file number 1-12372

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Cytec Employees' Savings Plan.

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Cytec Industries Inc.
                             Five Garret Mountain Plaza
                             West Paterson, New Jersey 07424



This Annual Report, including exhibits, contains 17 pages, numbered sequentially, including this cover page. The exhibit index is on page 16.

Item 4.  Required Information
                                                                          Page
                                                                          ----


Report of Independent Registered Public Accounting Firm                     3

Financial Statements

       Statement of Net Assets Available for Benefits
        as of December 31, 2007                                             4

       Statement of Changes in Net Assets Available for Benefits
        for the Initial Period Ended December 31, 2007 (April 1, 2007
        through December 31, 2007)                                          5

       Notes to Financial Statements                                      6 - 14

             Report of Independent Registered Public Accounting Firm



To Members and Plan Administrator of
Cytec Employees' Savings Plan


We have audited the accompanying statement of net assets available for benefits of Cytec Employees' Savings Plan (the "Plan") as of December 31, 2007, and the related statement of changes in net assets available for benefits for the initial period then ended (April 1, 2007 through December 31, 2007). These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cytec Employees' Savings Plan as of December 31, 2007, and the changes in net assets available for benefits for the initial period then ended (April 1, 2007 through December 31, 2007), in conformity with accounting principles generally accepted in the United States of America.



                                       AMPER, POLITZINER & MATTIA, P.C.

June 12, 2008
Bridgewater, New Jersey

                          CYTEC EMPLOYEES' SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             As of December 31, 2007


Plan's investment in Master Trust, at fair value                                $        253,883,000

Loans to members                                                                           3,218,904

Company contribution receivable                                                            5,314,829
                                                                                ---------------------

Net assets available for benefits at fair value                                          262,416,733
                                                                                ---------------------

Adjustment from fair value to contract value for interest in Master Trust
 related to fully benefit-responsive investment contract                                    (339,100)
                                                                                ---------------------

Total net assets available for benefits                                         $        262,077,633
                                                                                =====================




        The accompanying Notes are an integral part of these statements.

                          CYTEC EMPLOYEES' SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                 For the Initial Period Ended December 31, 2007
                    (April 1, 2007 through December 31, 2007)


Additions:
  Members contributions                                                         $            210,605
  Company contributions                                                                    5,566,505
  Rollover contributions from members                                                        169,079
  Interest on loans to members                                                                18,471
  Plan's interest in Master Trust investment loss                                             (3,403)
                                                                                ---------------------
        Total additions                                                                    5,961,257
                                                                                ---------------------

Net increase prior to transfer                                                             5,961,257
  Assets transferred in from Cytec Employees' Savings and Profit Sharing Plan            256,116,376
                                                                                ---------------------

Net increase                                                                             262,077,633
Net assets available for benefits:
  Beginning of year                                                                                -
                                                                                ---------------------
  End of year                                                                   $        262,077,633
                                                                                =====================




        The accompanying Notes are an integral part of these statements.

                          CYTEC EMPLOYEES' SAVINGS PLAN
                          Notes to Financial Statements


(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Basis of Presentation and Accounting Estimates
          ----------------------------------------------

     The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("GAAP") as applied to defined contribution plans and in accordance with the terms of the trust agreement. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could materially differ from those estimates.

     (b)  New Pronouncements
          ------------------

     As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held By certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

     In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards (except for measurements of share-based payments) and is intended to increase the consistency of those measurements. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective January 1, 2008 for the Plan. The adoption of the statement is expected to have no material impact on the financial statements of the Cytec Employees' Savings Plan.

                          CYTEC EMPLOYEES' SAVINGS PLAN
                          Notes to Financial Statements
                                   (Continued)


     (c)  Investment Valuation and Income Recognition
          -------------------------------------------

     As discussed in footnote ("Note") 2(a), the Master Trust Agreement for Cytec Industries Inc. Savings Plans (the "Master Trust") was established for the Cytec Employees' Savings and Profit Sharing Plan (the "Existing Savings Plan") and the Cytec Employees' Savings Plan (the "Plan") on April 2, 2007. Investments of the Plan consist of the Plan's interest in the Master Trust's investments.

     Quoted market prices are used to value investments in the Master Trust. Investments, with the exception of investments in the Vanguard Retirement Savings Trust as discussed in Note 7, are stated at fair value. The fair value of the Plan's interest in the Master Trust is based on the underlying fair values of the specific investments held by the Master Trust and allocated using the Plan's interest in the Master Trust plus actual contributions and allocated investment income less actual distributions. The fair value of cash equivalents approximates cost.

     The Cytec Stock Fund is valued at its year-end unit closing price. The year-end unit closing price is comprised of the year-end market price of shares of Cytec common stock owned by the Cytec Stock Fund, plus a small amount invested in a money market fund for purposes of liquidity (the money market fund represents 0.56% of total value of the Cytec Stock Fund as of December 31, 2007). Loans are valued at cost which approximates fair value.

     Purchases and sales of investments are recorded on a trade-date basis. Related realized gains and losses on securities transactions are calculated based upon the average cost of securities sold. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     (d)  Payment of Benefits
          -------------------

     Benefit payments are recorded when paid.

(2)  Plan Description
     ----------------

     (a)  Organization
          ------------

     The Plan is a defined contribution plan and was established effective April 1, 2007 (the "Effective Date"). All qualifying U.S. salaried and nonbargaining employees hired on or after the Effective Date are eligible to participate in the Plan.

                          CYTEC EMPLOYEES' SAVINGS PLAN
                          Notes to Financial Statements
                                   (Continued)


     (a)  Organization (cont'd)
          ---------------------

     Cytec Industries Inc. ("Cytec" or "the Company") froze certain of its existing U.S. pension plans effective December 31, 2007 (the "Frozen Date"). In conjunction with this, all salaried and nonbargaining unit employees who participated in the Existing Savings Plan were entered into the Plan on the Frozen Date, on which date the account balances of these participants were transferred to the Plan from the Existing Savings Plan. The following is some general information regarding the Plan:

     The purpose of the Plan is to provide eligible employees with the opportunity to accumulate personal savings and share in the growth and ownership of Cytec through the Company's contribution of Cytec common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     Pursuant to the above changes, on April 2, 2007, the Company established the Master Trust in the custody of Vanguard Fiduciary Trust Company (the "Trustee"). The Master Trust consists of the assets of Cytec Employees' Savings and Profit Sharing Plan and Cytec Employees' Savings Plan.

     For a more complete description of the Plan provisions, refer to the Plan document, which was filed on June 13, 2008, with the Securities and Exchange Commission as Exhibit 4.3 to Registration Statement on Form S-8.

     (b)  Members' Contributions
          ----------------------

     Participating employees ("Members") may contribute to the Plan after the first of the month following their one month anniversary (as defined in the Plan). Contributions are made through payroll deductions (subject to IRS limitations) which may range from 1% to 50% of such Member's Earnings (as defined), on a before-tax basis, an after-tax basis or a combination thereof. Members who are at least age 50 or older during a Plan year may make an additional "catch-up contribution" equal to a specified dollar amount on a before tax basis. Pursuant to an automatic enrollment provision, a Member's earnings are automatically reduced and contributed to the plan as of the enrollment date by at least 3% per year (subsequently increasing annually by 1% per year in subsequent Plan Years until reaching 6%).

     Members may elect to make before-tax contributions which defers federal income taxes (and, generally, local and/or state income taxes) on their contributions (subject to IRS limitations) until the withdrawal or distribution of those contributions from the Plan.

                          CYTEC EMPLOYEES' SAVINGS PLAN
                          Notes to Financial Statements
                                   (Continued)


     (b)  Members' Contributions (cont'd)
          -------------------------------

     The Plan accepts eligible rollover contributions from Members. If a Member has been a participant in a plan subject to the provisions of Section 403
     (b), 457 or 401(a) of the Internal Revenue Code of 1986, as amended, such Member may, within sixty days of receiving a distribution from that previous employer's plan, transfer such Member's eligible account balance into the Plan without tax implications.

     (c)  Company Contributions
          ---------------------

     The Plan provides for a Company non-discretionary profit sharing contribution of 3% of a Member's Earnings. Also, matching contributions are made by the Company equal to 100% of such Member's contributions up to the first 6% of the Member's Earnings. To be eligible for a Company matching contribution, a Member must have completed one month of service, as defined in the Plan.

     The Plan will also provide for a ten year transition benefit ranging from 1.0% to 10.0% of an employee's annual pay per year for all employees with more than 10 years of service at the Frozen Date. The transition benefit to be contributed by the Company in future years is intended to compensate long service employees for a limited period for the loss of the accrual of future benefits under the Company's defined benefit pension plans.

     All Company matching contributions for Members are invested in the Cytec Stock Fund, which invests in the common stock of Cytec Industries Inc.

     Pursuant to the Plan changes as discussed in Note 2(a), $5,314,829 of the 2007 profit sharing contribution earned through the Existing Savings Plan was received by the Plan in 2008 on behalf of the participants whose account balances were transferred to the Plan from the Existing Savings Plan on December 31, 2007, and thus shown by the Plan as a receivable at December 31, 2007.

     The Pension Protection Act of 2006 mandates that employers provide retirement plan participants with greater flexibility for investing in company stock, for selling it and for investing the proceeds from the sale of company stock in other assets. The Plan allows participants with three or more years of service to immediately diversify the portion of their accounts that are invested in company stock obtained as a result of employer matching contribution.

                          CYTEC EMPLOYEES' SAVINGS PLAN
                          Notes to Financial Statements
                                   (Continued)


     (d)  Vesting
          -------

     All units representing employee contributions, and earnings or losses thereon are fully vested at all times. All Company match and profit sharing contributions become 100% vested after two years of service. Forfeitures are used to reduce company matching contributions.

     (e)  Withdrawals
          -----------

     During employment, a Member may make withdrawals in cash (or common stock of the Company in the case of withdrawals from the Cytec Stock Fund) of amounts applicable to employee and employer contributions and earnings or losses thereon, subject to certain restrictions.

     A Member can make hardship withdrawals of employee before-tax contributions which will preclude the Member from making additional employee before-tax contributions to the Plan for a six-month period. Employee before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/2.

     (f)  Benefit Payments
          ----------------

     A Member's account balance under the Plan may be distributed in any one of two ways: lump-sum distribution, or in monthly installments over a period of 60, 120, 180, 240, 300, or 360 months, as elected (subject to limits imposed by the Internal Revenue Code).

     Minimum distributions are required to begin by April 1 of the calendar year following the later of:
     o   The calendar year in which the Member attains 70 1/2 years of age; or
     o The calendar year in which the Member terminates employment from the Company.

     (g)  Loan Provision
          --------------

     A Member may borrow up to fifty percent of the value of such Member's before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a "principal residence" must be repaid in one to fifteen years, at the Member's option. Loans for all other purposes must be repaid in one to five years, at the Member's option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent with such rate fixed for the term of the loan at the time the loan is approved. In 2007, the applicable loan rates ranged from 4.75% to 10.50%. No more than one loan from the Plan to a Member shall be permitted at any time. All principal and interest payments made by the Member are credited back to the Member's account.

                          CYTEC EMPLOYEES' SAVINGS PLAN
                          Notes to Financial Statements
                                   (Continued)


(3)  Fund Management
     ---------------

     Under the terms of a trust agreement, the Plan assets are held and managed by the Trustee, which has full discretionary power over investments in the Funds subject to the limitations thereon imposed by the investment objectives of the various funds and the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The Plan Administrator, who is an officer of the Company and the Named Fiduciary, has full authority to control and manage the operation and administration of the Plan.

(4)  Party-in-Interest Transactions
     ------------------------------

     The Plan invests in mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is a trustee, and thus these transactions qualify as party-in-interest transactions.

(5)  Interest in Master Trust
     ------------------------

     Plan investments are in the Master Trust, which was established for the investment of assets of the Existing Savings Plan and the Plan. Each participating savings plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2007, the Plan's interest in the net assets of the Master Trust was approximately 49.9%. Investment income or loss related to the Master Trust is allocated to each plan based upon the individual plan's interest in the Master Trust. Below are the fair values of investments for the Master Trust and investment income and related activity of the Master Trust:

                                                                 For the Initial Period Ended December 31, 2007
                                                                   (April 1, 2007 through December 31, 2007)
                                                        ------------------------------------------------------------------
                                                                           Net Realized
                                                                               and                              Total
                                                                            Unrealized      Interest and      Investment
                                                          Investments      Appreciation      Dividends          Income
                                                        ---------------  ---------------  ---------------  ---------------
 Cytec Stock Fund, at fair value                        $  133,909,099   $   12,741,661   $       13,338   $   12,754,999
 Common/Collective Trust, at fair value                    127,773,936           10,665        4,373,416        4,384,081
 Mutual Funds, at fair value                               247,154,217        3,594,434       10,616,869       14,211,303
                                                        ---------------  ---------------  ---------------  ---------------
    Total Master Trust                                     508,837,252   $   16,346,760   $   15,003,623   $   31,350,383
                                                                         ===============  ===============  ===============

 Adjustment from fair value to contract value for
  fully benefit-responsive investment contracts               (965,088)
                                                        ---------------

    Total Master Trust, net                             $  507,872,164
                                                        ===============

                          CYTEC EMPLOYEES' SAVINGS PLAN
                          Notes to Financial Statements
                                   (Continued)


(6)  Non-Participant Directed Funds
     ------------------------------

     All funds under the Master Trust are Member directed with the exception of Cytec matching contributions which are solely invested in, and remain in, the Cytec Stock Fund; provided, however, those Members who are at least age 55 may elect an investment change with regards to their ESOP account (which includes all matching contributions), subject to certain restrictions (see
     Note 2(c)).

     Additionally, 2007 profit sharing contributions are invested in the Vanguard Retirement Savings Trust in the event that a Member has not specified into which fund the contribution should be directed.

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows for the initial period ended December 31, 2007 (April 1, 2007 through December 31, 2007):


         Beginning balance                                     $              -
         Changes in net assets available for benefits:
           Contributions                                                139,741
           Net depreciation on current year contributions                (4,537)
           Transfer from Cytec Employees' Savings and
            Profit Sharing Plan                                      41,185,744
                                                               -----------------
         Ending balance                                        $     41,320,948
                                                               =================


(7)  Investments
     -----------

     The Master Trust invests in the Vanguard Retirement Savings Trust (the "VRST"). The VRST is intended to provide fixed income with minimal risk. The VRST invests solely in the Vanguard Retirement Savings Master Trust, which invests primarily in a pool of investment contracts issued by insurance companies and commercial banks, and in contracts backed by high quality bonds, bond trusts and bond mutual funds. Investment in the VRST Master Trust is valued at the unit value of the VRST. The investment is a fully benefit-responsive investment, and therefore valued at fair value with an adjustment to contract value as required by the new disclosure guideline (refer to the previous New Pronouncement section). Contract value represents contributions made plus interest accrued at the respective contract rate, less withdrawals. The underlying contracts are nontransferable, but provide for benefit responsive withdrawals.

     The Plan's proportional share of investments, at contract value, in the VRST at December 31, 2007 was $44,554,026. The average yield was 4.54% for the year.

                          CYTEC EMPLOYEES' SAVINGS PLAN
                          Notes to Financial Statements
                                   (Continued)


(7)  Investments (cont'd)
     --------------------

     Events that limit the ability of the VRST to transact at contract value with the issuer include premature termination of the contracts by the VRST, plant closings, layoffs, plan termination, bankruptcy, mergers and early retirement incentives. The Company does not believe that the occurrence of any such event which would limit the Plan's ability to transact at contract value with participants is probable.

(8)  Plan Expenses
     -------------

     Administrative expenses of the Plan are currently paid by the Company. However, the Company has the right to charge future expenses to the Trust. Investment advisory fees for portfolio management of Vanguard funds are charged to the Master Trust and subsequently allocated to the Plan. Investment expenses related to the investment contracts in the Vanguard Retirement Savings Trust and Interest Income Fund are deducted from the assets in the fund.

(9)  Plan Termination
     ----------------

     The Plan has no termination date and it is the Company's current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time.

(10) Tax Status of the Plan
     ----------------------

     The Company is in the process of obtaining a determination of the tax exemption status for the Plan from the Internal Revenue Service. The Company believes the Plan and its underlying Trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and therefore, are exempt from the federal income taxes under provisions of Section 501(a) of the Internal Revenue Code.

(11) Risks and Uncertainties
     -----------------------

     The Plan provides for investments in various investment securities, which in general, investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

                          CYTEC EMPLOYEES' SAVINGS PLAN
                          Notes to Financial Statements
                                   (Continued)


(12) Mutual Fund Fees
     ----------------

     Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, which are allowable under Section 12b-1 of the Investment Company Act of 1940 and which may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

(13) Plan Asset Transfers
     --------------------

     In accordance with the plan changes as discussed in Note 2(a), the Plan received transfers of eligible participant accounts in the amount of $256,116,376 from the Existing Savings Plan on December 31, 2007. As discussed in Note 2(c), a 2007 profit sharing contribution of $5,314,829 was accrued, representing the profit sharing contributions earned under the Existing Savings Plan by the participants whose accounts were transferred to the Plan from the Existing Savings Plan on December 31, 2007.

Signature
---------

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                   Cytec Employees' Savings Plan



                                                   By: /s/ Marilyn R. Charles
                                                       ----------------------
                                                       Marilyn R. Charles
                                                       Plan Administrator

June 13, 2008

                                  EXHIBIT INDEX
                                  -------------



23.1     Consent of Amper, Politziner & Mattia, P.C.